January 10, 2005

Mr. Michael Fay
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  SIFCO INDUSTRIES, INC.
     FILE NO. 1-5978
     SEPTEMBER 30, 2004 FORM 10-K

Dear Mr. Fay:

This letter is written in response to the SEC's letter to SIFCO Industries, Inc. dated January 4, 2005.

In response to the SEC's comments, SIFCO responds as follows:

     - RESPONSE TO COMMENT 1 - SIFCO's September 30, 2004 Form 10-K notes in "Item 1. Business; B. Principal Products and Services; 1. Turbine Component Services and Repair Group -

               - In the Operations discussion (Page 2), SIFCO notes that it is required to obtain licenses that certify its ability to repair specific turbine engine components. The discussion states that SIFCO has elected to obtain licenses primarily from the OEM. This is because, although FAA licenses are more easily obtained than OEM approvals, FAA approvals may have a marketability issue associated with them.

               - In the Competition discussion (Page 4), SIFCO notes that with the entry of the OEM into the (turbine engine repair and overhaul) market, there has been reluctance on the part of the OEM to issue, to independent component repair companies (like SIFCO), additional licenses authorizing repairs to newer model aerospace turbine engine components. In that same section SIFCO describes that it has been able to partially overcome this trend through close collaboration between itself and the OEM. Such collaboration, in certain circumstances, also involves the commercial airline(s) that purchase and operate the engines produced by the OEM because commercial airlines are motivated to ensure that alternative sources for turbine engine component repairs exist to provide them with a competitive source for such component repair services. To clarify this further, SIFCO will expand its discussion in future filings to include the involvement of commercial airlines in such collaboration.

          Based on the above noted items, SIFCO believes that its disclosure in Operations (Pg. 2) and Competition (Pg. 4)" provides the appropriate level of discussion to enable the reader to understand the state of the repair approval environment in which SIFCO currently operates. To the extent that the environment may change in the future, SIFCO will revise this discussion accordingly.

     -    RESPONSE TO COMMENT 2:

               - SIFCO will include a discussion of its policy for receivables and inventory allowances in its "Summary of Significant Accounting Policies" financial statement footnote in its future filings. At the SEC's request, SIFCO provides the attached supplemental Schedule

                    II that has been expanded to reflect all of SIFCO's reserve accounts that are deemed to be material.

               - SIFCO provides manufacturing and repair products and services that are generally required to meet product specifications that have been established by parties other than SIFCO and, therefore, SIFCO only warranties that its manufacturing and repair products and services will meet such established (third party) specifications. SIFCO evaluates its warranty obligation based on historical claim activity and the existence of any known outstanding warranty claims. SIFCO has historically not had any significant warranty claims and therefore at September 30, 2004 (and in recent prior periods) its warranty claim reserve level was immaterial.

     - RESPONSE TO COMMENT 3 - SIFCO's revolving credit agreement has not become due as a result of a material adverse change. SIFCO will make a similar disclosure in future filings.

At the SEC's request, SIFCO makes the following statements acknowledging its understanding that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the (September 30, 2004) filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIFCO will be pleased to discuss these matters further with you, and to provide additional information in response to specific questions that may arise upon the SEC's review of this response. If you have any questions regarding this response, please feel free to contact me directly at (216) 432-6278 at your earliest convenience.

Sincerely,


/s/ Frank A. Cappello
---------------------
Frank A. Cappello
Vice President - Finance
and Chief Financial Officer


Cc:   J. Robinson (Grant Thornton)
      M. Lipscomb (SIFCO Audit Committee)

                     SIFCO INDUSTRIES, INC. AND SUBSIDIARIES
       Schedule II - Valuation and Qualifying Accounts For the Years Ended
                        September 30, 2004, 2003 and 2002
                             (amounts in thousands)


                                                                ADDITIONS
                                                               (REDUCTIONS)
                                                  BALANCE AT    CHARGED TO     CHARGED TO                            BALANCE
                                                 BEGINNING OF   COSTS AND         OTHER                             AT END OF
                       DESCRIPTION                  PERIOD       EXPENSES       ACCOUNTS           DEDUCTIONS         PERIOD
                       -----------                  ------       --------       --------           ----------         ------
YEAR ENDED SEPTEMBER 30, 2004
 Deducted from asset accounts:
     Allowance for doubtful accounts                1,045          (104)             0              (311)(a)           630
     Return and allowance reserve                     334          (193)             0                (5)(b)           136
     Inventory obsolescence reserve                 1,479           173              0              (366)(c)         1,286
     Inventory LIFO reserve                         3,230           288              0                 0             3,518
     Asset impairment reserve                       1,772             0              0              (219)(d)         1,553
     Valuation allowance for deferred taxes         3,430           699              0                 0             4,129
 Accrual for estimated liability
     Workers' compensation reserve                  1,099           344              0              (326)(e)         1,117


YEAR ENDED SEPTEMBER 30, 2003
 Deducted from asset accounts:
     Allowance for doubtful accounts                1,250           115              0              (320)(a)         1,045
     Return and allowance reserve                     428           321              0              (415)(b)           334
     Inventory obsolescence reserve                 2,655           279              0            (1,455)(c)         1,479
     Inventory LIFO reserve                         3,114           116              0                 0             3,230
     Asset impairment reserve                         756         1,309              0              (293)(d)         1,772
     Valuation allowance for deferred taxes         1,723         1,707              0                 0             3,430
 Accrual for estimated liability
     Workers' compensation reserve                  1,029           311              0              (241)(e)         1,099


YEAR ENDED SEPTEMBER 30, 2002
 Deducted from asset accounts:
     Allowance for doubtful accounts                1,422           481             (1)(f)          (652)(a)         1,250
     Return and allowance reserve                     272           175              0               (17)(b)           428
     Inventory obsolescence reserve                 1,888         3,936              0            (3,169)(c)         2,655
     Inventory LIFO reserve                         2,884           230              0                 0             3,114
     Asset impairment reserve                           0         1,168              0              (412)(d)           756
     Valuation allowance for deferred taxes           161         1,562              0                 0             1,723
 Accrual for estimated liability
     Workers' compensation reserve                  1,497           182            (55)             (595)(e)         1,029


(a) Accounts determined to be uncollectible, net of recoveries
(b) Actual returns received
(c) Inventory sold or otherwise disposed
(d) Equipment sold or otherwise disposed
(e) Payment of workers' compensation claims
(f) Exchange rate changes